THIS DOCUMENT IS A COPY OF AMENDMENT NO. 3 TO SCHEDULE 13G FILED ON FEBRUARY 18, 1997 PURSUANT TO THE TEMPORARY HARDSHIP EXEMPTION PROVIDED IN RULE 201 OF REGULATION S-T.


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                              (Amendment No. 3)(1)


                          Boston Scientific Corporation
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                                (Name of Issuer)


                     Common Stock, $.01 par value per share
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                         (Title or Class of Securities)

                                  101137 10 7
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                                 (CUSIP Number)




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(1)   The  remainder  of this cover  page  shall be filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 101137 10 7                  13G                 Page  2  of  5  Pages
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  1       NAMES OF REPORTING PERSONS
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          John E. Abele

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  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (See Instructions)
                                                              (a) [ ]
                                                              (b) [ ]
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  3       SEC USE ONLY


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  4       CITIZENSHIP OR PLACE OF ORGANIZATION

          The United States of America
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                       5         SOLE VOTING POWER

                                 14,399,956 (See Item 4(a))
    NUMBER OF                   ------------------------------------------------
     SHARES            6         SHARED VOTING POWER
   BENEFICIALLY
    OWNED BY                     476,400 (See Item 4(a))
      EACH                      ------------------------------------------------
    REPORTING         7         SOLE DISPOSITIVE POWER
     PERSON
      WITH                      14,399,956 (See Item 4(a))
                                ------------------------------------------------
                      8         SHARED DISPOSITIVE POWER

                                476,400 (See Item 4(a))
--------------------------------------------------------------------------------
  9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          14,876,356 (See Item 4(a))
--------------------------------------------------------------------------------
 10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (See Instructions)                                           [ ]


--------------------------------------------------------------------------------
 11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          8.4% (2)
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 12       TYPE OF REPORTING PERSON (See Instructions)

          IN
--------------------------------------------------------------------------------

-------------------
(2) Based upon the weighted average number of shares of the Company's common stock outstanding (approximately 177,915,164 shares) as indicated in the Form 10Q filing for the period ending September 30, 1996.



                                                               Page 3 of 5 Pages



ITEM  1(a). NAME OF ISSUER:

Boston Scientific Corporation, a Delaware corporation (the "Company").


ITEM  1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The principal executive office of the Company is located at One Boston Scientific Place, Natick, MA 01760.


ITEM  2(a). NAME OF PERSON FILING:

This statement is filed by John E. Abele (the "Reporting Person").


ITEM  2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the Reporting Person is c/o Boston Scientific Corporation, One Boston Scientific Place, Natick, MA 01760.


ITEM  2(c). CITIZENSHIP:

The citizenship of the Reporting Person is the United States of America.


ITEM  2(d). TITLE OF CLASS OF SECURITIES:

This statement relates to the Company's Common Stock, $.01 par value per share (the "Common Stock").


ITEM  2(e). CUSIP NUMBER:

The CUSIP Number for the Common Stock is 101137 10 7.



                                                               Page 4 of 5 Pages



ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

            Not applicable; filed pursuant to Rule 13d-1(c).

            (a)   [ ] Broker or dealer registered under Section 15 of the Act.

            (b)   [ ] Bank as defined in Section 3(a)(6) of the Act.

            (c)   [ ] Insurance  Company  as defined in Section  3(a)(19) of the
                      Act.

            (d)   [ ] Investment  Company  registered  under  Section  8 of  the
                      Investment Company Act.

            (e)   [ ] Investment  Adviser  registered  under  Section 203 of the
                      Investment Advisers Act of 1940.

            (f)   [ ] Employee  Benefit  Plan,  Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F).

            (g)   [ ] Parent Holding  Company,  in accordance with Rule 13d-1(b)
                      (1)(ii)(G); see Item 7.

            (h)   [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

ITEM  4. OWNERSHIP:

            (a) Amount beneficially owned: The Reporting Person owns beneficially a total of 14,876,356 (2) shares of the Common Stock. The Reporting Person has sole power to vote and dispose of 14,399,956 (3) of such shares. The Reporting Person has shared power to vote and dispose of 476,400 shares.

            (b)   Percent of class: 8.4% (4) (See Item 4(a)).

            (c)   Number of shares as to which such person has:

                  (i) Sole power to vote or to direct the vote: 14,399,956 (See Item 4(a)).

                  (ii) Shared power to vote or to direct the vote: 476,400. (See Item 4(a)).

                  (iii) Sole power to dispose or to direct the  disposition  of:
                        14,399,956 shares (See Item 4(a)).

                  (iv)  Shared power to dispose or to direct the disposition of:
                        476,400 (See Item 4(a)).

ITEM  5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

            Not Applicable.

ITEM  6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

            None.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

            Not Applicable.



-------------------
(2) Includes 100,000 shares owned by the Reporting Person's wife, Mary Abele. In accordance with Rule 13d-4 of the Act, the Reporting Person disclaims beneficial ownership of these 100,000 shares. Also, includes 476,000 shares owned by a charitable trust of which the Reporting Person is a trustee and shares investment and ownership control.

(3) Includes 40,000 shares which the Reporting Person has the current right to acquire pursuant to the exercise of outstanding stock options.

(4) Based upon the weighted average number of shares of the Company's common stock outstanding (approximately 177,915,164 shares) as indicated in the Form 10Q filing for the period ending September 30, 1996.


                                                               Page 5 of 5 Pages



ITEM  8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

            Not Applicable.

ITEM  9. NOTICE OF DISSOLUTION OF GROUP:

            Not Applicable.

ITEM  10. CERTIFICATION:

            Not Applicable.



                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        February 14, 1997
                                        ----------------------------------------
                                        (Date)


                                        /s/ John E. Abele
                                        ----------------------------------------
                                        John E. Abele


                                        John E. Abele
                                        ----------------------------------------
                                        (Name/Title)